

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2023

Yuanjun Ye
Chief Financial Officer
LightInTheBox Holding Co., Ltd.
51 Tai Seng Avenue
#05-02B/C, Pixel Red
Singapore 533941

      Re: LightInTheBox Holding Co., Ltd.
          Form 20-F for Fiscal Year Ended December 31, 2022
          Response dated September 28, 2023
          File No. 001-35942

Dear Yuanjun Ye:

We have reviewed your September 28, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2023 letter.

Form 20-F for Fiscal Year Ended December 31, 2022

General

1. We note your response to prior comment 1. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Yu Wang